                                 HOLLINGER INC.
                                  STATUS UPDATE

         Toronto, Ontario, Canada, May 4, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

         On April 28, 2005, the independent directors of Hollinger filed a motion before Justice Colin L. Campbell of the Ontario Superior Court of Justice seeking an Order removing Peter G. White as a director and officer of Hollinger. Among other reasons, the Order has been sought as a result of Mr. White's role as an officer, director and shareholder of The Ravelston Corporation Limited ("Ravelston"), against which company Hollinger has commenced litigation to recover $636 million of liquidated and other damages.

         On April 22, 2005, Hollinger announced that Ravelston and Ravelston Management Inc. ("RMI") obtained an Order of the Ontario Superior Court of Justice appointing RSM Richter Inc. as receiver of all of their assets (except for certain shares held directly or indirectly by them). The Order also provided, among other things, that until May 20, 2005 or such later date as the Court may order, no proceeding or enforcement process in any court or tribunal is to be commenced or continued against or in respect of either or both of Ravelston and RMI and any such proceedings currently under way (including Hollinger's lawsuit) pertaining to Ravelston and RMI) are temporarily stayed. In the Ravelston receivership application Mr. White took numerous positions which are adverse to the interests of Hollinger.

         As a result of the commencement of such proceedings by RMI, an Event of Default has occurred under terms of the indentures (the "Indentures") governing Hollinger's US$78 million principal amount of 11.875% Senior Secured Notes due 2011 and US$15 million 11.875% Second Priority Notes due 2011. RMI is a guarantor of Hollinger's Notes. With respect to both the Senior Secured Notes and the Second Priority Notes, the relevant trustee under the Indenture or the holders of at least 25 percent of the outstanding principal amount of the relevant Notes has the right to accelerate the maturity of the Notes. Until the Event of Default is remedied or a waiver is provided by holders of the Notes, the terms of the Indentures prevent Hollinger from honouring retractions of its Series II Preference Shares submitted after April 19, 2005. Therefore, retractions of Hollinger's outstanding Series II Preference Shares submitted after such date have been suspended until further notice.

         As previously announced, as part of its settlement discussions with staff of the U.S. Securities and Exchange Commission (the "SEC") relating to the action commenced by the SEC against Hollinger and certain of its former directors and senior executives (the "SEC Action"), Hollinger voluntarily entered into an arrangement whereby it deposited the net amount received by it directly and indirectly from the special dividends declared by the Board of Directors of Hollinger International Inc. ("Hollinger International") on its Class A Common Stock and its Class B Common Stock. The escrow terminates upon the earlier to occur of the conclusion of the SEC Action as to all parties and, should Hollinger be unable to reach an overall settlement of the SEC Action, May 31, 2005. If termination of the arrangement occurs, staff of the SEC will have a reasonable opportunity to assert any rights it may have with respect to the escrowed funds.

Financial Statements

         As previously reported, Hollinger's 2003 annual financial statements could not be completed and audited until Hollinger International Inc.'s 2003 annual financial statements were completed. On January 18, 2005, Hollinger International filed its 2003 Form 10-K with the United States Securities and Exchange Commission, which included audited financial statements and related management discussion and analysis ("MD&A") for the year ended December 31, 2003 and restated audited financial results for the years ended December 31, 1999, 2000, 2001 and 2002. Hollinger International stated that the restated financial results were to correct accounting errors in prior periods and to reflect reclassifications arising from the adoption of a new accounting standard. On January 21, 2005, Hollinger International filed its audited financial statements, MD&A and renewal Annual Information Form ("AIF") for the year ended December 31, 2003 with the Canadian securities regulatory authorities. The foregoing were necessary but not sufficient conditions to permit Hollinger to complete and file its 2003 annual financial statements as the completion and audit of such financial statements will require a level of co-operation from Hollinger International, which is still in negotiation, and Hollinger International's auditors.

         Each of Hollinger International and Hollinger has not been able to file its annual financial statements, MD&A and AIF for the year ended December 31, 2004 on a timely basis as required by Canadian securities legislation. Each of Hollinger International and Hollinger has also not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004 and March 31, 2005. Hollinger International stated in its press release of May 3, 2005 that it anticipates filing its outstanding interim financial statements for 2004 before the end of May 2005 and its Annual Report on Form 10-K for the year ended December 31, 2004 prior to the end of August 2005. Hollinger International further stated that it expects to become current upon the filing of its 2005 third quarter interim financial statements in November 2005.

         Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on an alternative basis, as described below (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005, was prepared by management of Hollinger and was not audited or reviewed by Hollinger's auditors. The Alternative Financial Information includes the accounts of Hollinger and those wholly-owned subsidiaries which carry out head office functions and which do not represent investments. Investments in other companies and subsidiaries, such as Hollinger International, are not consolidated but rather are carried as investments and are accounted for at their market value. The Alternative Financial Information has been prepared in accordance with Hollinger's traditional accounting policies with the exception that it has been prepared as though Hollinger had always accounted for its assets and liabilities at their market values.

         It is Hollinger's intention to complete and publicly disclose an unaudited consolidated balance sheet as at December 31, 2004, together with notes thereto, prepared on an alternative basis similar to that of the Alternative Financial Information described above.

Inspection

         Ernst & Young Inc. (the "Inspector") is continuing the inspection of Hollinger's related party transactions pursuant to an Order of Justice Colin L. Campbell of the Ontario Superior Court of Justice. The Inspector has provided seven interim reports with respect to its inspection of Hollinger. Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data.

         On April 25, 2005, the Inspector delivered a supplement to the Seventh Report to support its motion to seek an Order of the Court to permit it to examine former senior management of Hollinger, including Conrad (Lord) Black, F. David Radler and J.A Boultbee. The motion was heard on April 25 and 26, 2005. At the conclusion of the motion, Mr. Justice Campbell reserved his decision.

         To April 29, 2005, the cost to Hollinger of the inspection (including the costs associated with the Inspector and its legal counsel and Hollinger's legal counsel) is in excess of C$7.20 million.

Supplemental Financial Information

         As of the close of business on April 29, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$72.3 million of cash or cash equivalents, including restricted cash other than as described separately below, on hand and Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the April 29, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$9.45, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$149,054,122. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) approximately C$8.0 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to certain current and former independent directors and officers; and (b) approximately US$5.5 million in cash with the trustee under the indenture (the "Senior Indenture") governing the Senior Notes as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the

Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes as permitted by amendments to the Senior Indenture). Consequently, there is currently in excess of US$147.1 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Priority Notes outstanding.

Company Background

         Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com